MERCANTIL
SERVICIOS FINANCIEROS

03050754

SEC FILE NUMBER 82-4648

Caracas May 5, 2003.

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

SUPPL

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached the following documents:

1. the 2002 Annual Report, approved by the General Ordinary Shareholders Meeting held on February 26, 2003, and filed with the Venezuelan Comisión Nacional de Valores (the "CNV") within the seven calendar days following the date of such Meeting. The Annual Report includes the Notice of General Shareholders Meeting, sent to the CNV and published in widely circulated newspapers, fifteen days prior to the Meeting; the Company's Audited Financial Statements as of December 31, 2002, the Report presented by the Board of Directors, and the Examiners' Report, and

2. copy of a press release announcing the Company's results for the first quarter of 2003, which was issued on May 2, 2003, and filed with the CNV and the Caracas Stock Exchange on the same date.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addresses envelope.

Sincerely,

Guillermo Ponce
Secretary to the Board of Directors

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

03 MAY 20 AM 7:21

dlw 5/27

SEC FILE NUMBER 82-4648


MERCANTIL

FINANCIAL REPORT FOR THE FIRST QUARTER OF 2003

Mercantil Servicios Financieros (MERCANTIL) reports its financial results for the quarter ended March 31, 2003

Caracas Stock Exchange: MVZ – NYSE Level 1 ADR: MSVFY

Caracas, May 2, 2003 – MERCANTIL reported Net Earnings of Bs. 51,756 million (US$ 32 million) in the first quarter of 2003, compared to Bs. 33,732 million (US$ 38 million) in the same quarter of 2002. Net income per share rose from Bs. 92 (US$ 0.10) in the first quarter of 2002 to Bs. 131 (US$ 0.08) in the same period of the year 2003.

Total Assets amounted to Bs. 10,192,638 million (US$ 6,386 million), 9.6% higher than in December 2002 when Total Assets closed at Bs. 9,300,423 million (US$ 6,646 million). Banco Mercantil's total consolidated assets (including the overseas agencies) amounted to Bs. 4,626,108 million (US$ 2,899 million). Commercebank Holding subsidiary, for its part, closed at Bs. 5,120,788 million (US$ 3,209 million) in total assets.

Mercantil's subsidiary, Banco Mercantil, was Venezuela's largest bank as of March 2003, with a 14.5% market share of Total Assets. During the first quarter Seguros Mercantil collected, premiums of Bs. 74,386 million reaching fourth place in the national ranking.

MERCANTIL SERVICIOS FINANCIEROS
Summary of Financial Statements

	03-31-03	12-31-02	03-31-02	increase (decrease) vs. March 2002	03-31-03	12-31-02	03-31-02	increase (decrease) vs. March 2002
		Bolivars		%		US$ Equivalent		%
	(In million, except percentages and income per share)							
Quarters ending								
Net Income (1)	**51,756**	**27,897**	**33,732**	**53.4%**	**32**	**20**	**38**	**(14)%**
Income per share (Bs./share) (1)	**131**	**73**	**92**	**42.9%**	**0.08**	**0.05**	**0.10**	**(20)%**
ROA	**2.1%**	**1,2%**	**2.3%**	**(8.6)%**	**2.1%**	**1.2%**	**2.3%**	**(8.6)%**
ROE	**23.4%**	**13,0%**	**22.9%**	**2.2%**	**23.4%**	**13.0%**	**22.9%**	**2.2%**
Total Assets (2)	10,192,638	9,300,423	6,000,307	69.9%	6,386	6,646	6,719	(5.0)%
Investment Portfolio (2)	4,542,473	3,915,906	2,189,760	107.4%	2,846	2,798	2,452	16.1%
Loan Portfolio (2)	4,086,445	3,924,723	2,561,456	59.5%	2,560	2,804	2,868	(10.7)%
Deposits (2)	7,989,937	735,854	4,603,884	73.5%	5,006	5,258	5,156	(2.9)%
Shareholders' Equity (2)	1,002,144	914,277	662,691	51.2%	628	653	742	(15.4)%

(1) Quarterly average exchange rate: Bs.1,596/US$1 2003 (controlled rate) and Bs.898/US$1 2002

(2) Quarter end exchange controlled rate: Bs.1,596/US$1 2003 and Bs.893/US$1 20(



VENEZUELA'S ECONOMIC CLIMATE

ECONOMIC ACTIVITY

In the first quarter of the year, the Venezuelan economic climate reflected the effects of the December-January paralysis of economic activities, and in second place, those of the suspension of foreign exchange trading and the subsequent adoption of an exchange control system that has kept the foreign exchange market inactive up to the present. The exchange rate under the exchange control system is Bs. 1,600 per US$1 for sale, reflecting a 14.4% bolivar's devaluation against the dollar compared to December 2002.

OIL SECTOR

Parallel to these constraints, the national oil industry has been steadily regaining its usual production volume following the drastic contraction of output in December and January. Production rose from 630,000 barrels per day in January to 2.25 million barrels per day in March, compared to 2.98 million barrels per day in November 2002, prior to the paralization of work. As regards the price of Venezuela's oil export basket, the international market conditions reflecting the war in Iraq, the low inventories in the industrialized countries, and the absence of Venezuelan crude on the market drove the price up from its US$ 24/bl average in the fourth quarter of 2002 to US$ 29/bl in the first quarter of this year, a level far above that of the first quarter of 2002 (US$ 17.50/bl). But in spite of this substantial improvement of oil prices, the constraints on the growth of crude oil and petroleum product exports prevented the restoration of a normal inflow of export earnings in the quarter.


%
Venezuelan Interest Rates Evolution
(6 Main Banks)
60
50
40
30
20
10
0
01-01 02-01 03-01 04-01 05-01 06-01 07-01 08-01 09-01 10-01 11-01 12-01 01-02 02-02 03-02 04-02 05-02 06-02 07-02 08-02 09-02 10-02 11-02 12-02 01-03 02-03 03-03
Active Rate
CD 90 Days
Avg. Active Rate

FOREIGN RESERVES

Despite the virtual paralysis of the foreign exchange market, the suspension of oil export income led to a decreasing trend of foreign reserves, attributable to public foreign debt service payments. Taking into consideration the transfer of 1,451 million from the Investment Fund for Macroeconomic Stabilization (FIEM), the foreign reserves gained US$1, 773 million between December 2002 and March 2003, coming from US$ 12,003 millions to US$ 13,776 millions.

GROSS DOMESTIC PRODUCT

Though no official statistics are available, the contraction of oil output presumably depressed oil sector product, while the economy's non-oil sector probably continued losing ground as it had in the fourth quarter of 2002.

UNEMPLOYMENT

The economy's recession drove up unemployment, which had already averaged 16% in the fourth quarter of last year. That means that 1.9 million people were out of work, a figure that does not include the non-professionals who are underemployed in the informal sector. Statistical data for March 2003 are not available.

INFLATION

The initial impact of expectations for currency devaluation at the beginning of the year, in response to the shut-down of the foreign exchange market, provoked an intensification of inflation in January and February prior to a deceleration in March. The quarter saw a 9.4% CPI variation (43.2% annualized rate), compared to 7.0% (31.3% annualized rate) in the same period of last year. Wholesale prices suffered a far greater inflationary impact than consumer prices, surging by 23.5% in the first quarter of 2003, vs. a 15.4% variation in the comparable period of last year.

THE MONEY MARKET

Monetary liquidity was 27.4% higher at the end of the first quarter than a year earlier, due basically to the absence of currency trading, which had previously acted as a channel for the destruction of money. The liquidity growth depressed interest rates in comparison to the fourth quarter of 2002, as shown in the chart before.



SUMMARY OF THE ACCOUNTING PRINCIPLES USED TO PREPARE THE FINANCIAL STATEMENTS

CONSOLIDATION

MERCANTIL's financial statements are presented in conformity with standards issued by the National Securities Commission (CNV) in Venezuela; Generally Accepted Accounting Principles in Venezuela are applied where the CNV's regulations are silent. Since these rules require the preparation of financial statements on a consolidated basis, the financial statements include the accounts of the main businesses:

- Banco Mercantil, C.A., Banco Universal, in Venezuela and its overseas agencies.
- Commercebank, N.A., a bank in the United States.
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, C.A. in Panama.
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited in Grand Cayman.
- Merinvest, a securities brokerage in Venezuela.
- Seguros Mercantil, C.A., an insurance company in Venezuela.

CNV ACCOUNTING STANDARS

The CNV has ruled that MERCANTIL's financial statements must be presented in historical figures for periods subsequent to the fiscal period ended December 31, 1999. Accordingly, in January 2000 MERCANTIL discontinued the adjustment of its primary financial statements for inflation. As a result, the fixed assets, among other items, are shown at their inflation-adjusted value up to December 31, 1999. The market value determined by independent appraisers is higher than the adjusted value. New additions are being recorded at acquisition cost.

The financial statements for march 2002 have been reclassified for comparative purposes; Investments sold under agreements to repurchase are presented as Deposits (they were previously recorded as off-setting Investment Securities), and similary the Expense for Interest Paid on Investments sold under Agreements to Repurchase (which was included as an offset to Investment Income on Investment Securities in the past).

PRINCIPAL SUBSIDIARIES' FIGURES



Mercantil Servicios Financieros, C.A.
Contribution by Subsidiaries(3)

Equity Bs.1,002 billions (US$ 628 Millions)

(As of march 31, 2003, in billions of bolivars and millions of Dollars, except number of employees)

	Banco Mercantil	Commercebank Holding Corporation	Holding Mercantil Int'l (3)	Seguros Mercantil	Merinvest	Mercantil Inv y Valores	TOTAL CONSOLIDATED (4)	
	99.69%	100%	100%	100%	100%	100%	Bolivars	US$
Equity	Bs.599	Bs.247	Bs.54	Bs.73	Bs.36	Bs.30		
Total assets	4,546	5,121	259	199	26	42	10,193	6,387
Invesment portfolio	1,638	2,683	77	106	23	15	4,542	2,846
Loan portfolio	1,670	2,257	159	-	-	-	4,086	2,560
Deposits	3,552 (2)	4,230	208	-	-	-	7,990	5,006
Net income Quarter	32	10	(1)	6	3	2	52	32
Number of employees	6,309	533	36	1,110	59	96	8,143	

(1) Financial information in accordance with Standars issued by CNV. Figures are net of elimination of intercompany transactions. Exchange controlled Rate: Bs. 1,596/US$1

(2) Aditionally, there is Bs. 67,818 million in securities sold under agreements to purchase, recorded on off-balance accounts .

(3) Holding Mercantil Internacional consolidates Banco Mercantil Venezolano, N.V. and Banco Mercantil (Schweiz) AG



FINANCIAL STATEMENT ANALYSIS

STATEMENT OF INCOME

The following table shows the principal variations of operations in Venezuela, overseas operations, and translation effects, to facilitate understanding of the financial performance figures for the first quarter of 2003. The translation effect reflects the difference of the exchange rates used in each period; Bs. 1,596/US$1 exchange rate in March 2003 and a Bs. 898/US$1 exchange rate in March 2002,to translate the operations in foreign currency.

	MARCH 2003 - MARCH 2002								
	INCREASE (DECREASE) OPERATION IN BOLIVARS		INCREASE (DECREASE) OPERATION IN U.S. DOLLARS			EFFECT OF THE BOLIVARS DEVALUATION		TOTAL INCREASE (DECREASE)	
	Bs.	%	US$	Bs.	%	Bs.	%	Bs.	%
	(In milions of bolivars and Thousands of U.S. dollars)								
Gross Financial Margin	40,604	33.0%	4,937	7,879	6.4%	16,267	13.2%	64,750	52.6%
Allowance for Loan Losses	23,341	119.2%	1,842	2,940	15.0%	2,887	14.7%	29,168	149.0%
Commissions and Other Income	31,172	46.9%	(528)	(843)	(1.3)%	3,715	5.6%	34,044	55.7%
Operating Expenses	35,443	49.1%	2,888	4,609	7.3%	10,508	16.6%	50,560	39.1%
Net Income	14,542	43.1%	(501)	-800	(2.4)%	4,281	12.7%	18,024	53.4%

FINANCIAL MARGIN

	Financial Margin After Provisions			
	Quarter ended on		Increase (decrease)	
	03-31-03	03-31-02	Bolivars	%
	(In million of Bolivars, except percentages and income per share)			
Interest Income	283,826	171,182	112,644	65.8%
Interest Expense	96,071	48,177	47,894	99.4%
Gross Financial Margin	**187,755**	**123,005**	**64,750**	**52.6%**
Provision for Losses on Loan Portfolio	48,747	19,579	29,168	149.0%
Net Financial Margin	139,008	103,426	35,582	34.4%

The growth of financial asset and liability volume, both in Venezuela and overseas, had a significant impact on the behavior of Gross Financial Margin. Interest rates in Venezuela dropped considerably from their first-quarter 2002 levels. Interest rates for operations in dollars maintained the lowest levels in decades.
Volume growth vis-à-vis the first quarter of 2002 amounted to 61.4% and 59.4% for financial assets and liabilities in Venezuela and 17.6% and 10.2% for those abroad, respectively.
The interest rates published by the Central Bank of Venezuela, reflecting the average for the country's six largest banks, are shown below:

Interest Rates (%)			
Period	Loan	CD 90 days	Marginal
I Quarter 2003	34.10%	23.09%	11.01%
I Quarter 2002	48.25%	30.49%	17.76%
Change	-14.15%	-7.40%	-6.75%


MERCANTIL

PROVISION FOR LOSSES ON LOAN PORTFOLIO

A Bs. 48,747 million (US$ 30,5 million) loan loss provision was recorded during the first quarter of 2003, bringing the cumulative provision to Bs. 207,549 million (US$ 130 million) at March 31. Credit write-offs taken in the first quarter totaled Bs. 33,471 million. The effect of translating foreign-currency provisions was Bs. 2,887 million.

This provision expense reflects a 149.0% increase vs. the first quarter of 2002, mainly due to higher allocations for the loan portfolio in Venezuela.

COMMISSIONS, OTHER INCOME AND INSURANCE PREMIUMS, NET OF CLAIMS

	Operating Income			
	Quarter ended on		Increase (decrease)	
	03-31-03	03-31-02	Bolivars	%
	(In million of Bolivars, except percentages and income per share)			
Net Financial Margin	139,008	103,426	35,582	34.4%
Commissions and Other Income	**95,210**	**61,166**	**34,044**	**55.7%**
Insurance Premiums, Net of Claims	6,108	5,250	858	16.3%
Operating Income	240,326	169,842	70,484	41.5%

Commissions and Other Revenue were 55.7% (Bs. 34,044 million) higher in the first quarter of 2003 than in the comparable period of 2002, counting the aforementioned financial statement translation effect of Bs.3,715 million; the variation mainly includes:

- A Bs. 20,825 million increase of net revenue from Exchange Rate Differences due to long foreign currency position in the Venezuelan subsidiaries, as a result of the bolivar's devaluation against the U.S. dollar: in the first quarter of 2003, exchange rate grew from Bs. 1,399.5/US$1 to Bs.1,596/US$1. In the first quarter of 2002, exchange rate grew from Bs. 757/US$1 to Bs.898/US$1.
- A Bs. 9,113 million growth in securities trading.
- A Bs. 3,351 million reduction of Revenue from Foreign Currency Operations, because customers could not buy and sell foreign currency after the foreign exchange market in Venezuela was shut down during the first quarter of 2003 (see New Measures in the Venezuelan Financial System).


18,0%
16,0%
14,0%
12,0%
10,0%
8,0%
6,0%
1.998
1.999
2.000
2.001
2.002
2.003
OPERATING EXPENSES/ AVERAGE ASSETS
OPERATING INCOME/ AVERAGE ASSETS



OPERATING EXPENSES

	Net Income			
	Quarter ended on		Increase (decrease)	
	03-31-03	03-31-02	Bolivars	%
	(In million of Bolivars, except percentages and income per share)			
Operating Income	240,326	169,842	70,484	41.5%
Operating Expenses	**179,858**	**129,298**	**50,560**	**39.1%**
Taxes (Current and Deferred)	(8,628)	(6,704)	(1,924)	28.7%
Minority Interest	(84)	(108)	24	(22.2%)
Net Income	**51,756**	**33,732**	**18,024**	**53.4%**
Income per Share (Bs./share)	**131**	**92**	**39**	**42.9%**
Income per Share ($./share)	0,08	0,10	(0,02)	0.2

Operating Expenses were 39.1% (Bs. 50,560 million) higher in the first quarter of 2003 than in the same period of the previous year. The variation, in addition to the aforementioned translation effect of Bs.10,508 million, mainly includes:

- A Bs. 3,365 million growth of Personnel Expenses, reflecting the application of salary adjustment policies during the year.
- A Bs. 36,687 million expansion of Operating Expenses, which includes Bs. 9,000 million of provisions relating to operating risks, as well as a Bs. 5,500 million municipal and bank debit tax increase.

Inflation in Venezuela amounted to 34.1% between March 2002 and March 2003. Currency devaluation in the same period was 78.7%. Both of these variations had significant impact on MERCANTIL's operating costs. Despite, MERCANTIL has made an important effort to reduce costs, deriving clients' transactions to less costly channels, while offering a better service to its customers. The chart below shows the distribution of transactions by channels:


35%
30%
25%
20%
15%
10%
5%
0%
Oficinas
ATM's (1)
Internet
CAM (2)
POS (3)
Año 2001
Año 2002

(1) ATMS
(2) Call center
(3) Points of Sales



MERCANTIL has showed an increasing trend in its financial performance (ROA and ROE ratios) as shown in the chart below:



25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
3,0%
2,5%
2,0%
1,5%
1,0%
0,5%
0,0%
1.998
1.999
2.000
2.001
2.002
2.003
ROE
ROA

BALANCE SHEET

Below is a summary of the principal Balance Sheet variations during the first quarter of 2003, vs. the figures at December 31, 2002. Also included is a comparative information with respect to figures of March 31, 2002.

The financial statements are reproduced in annex I to this report.

SUMMARY OF BALANCE SHEET								31-03-03
	31-03-03	31-12-02	31-03-02	March 2003 vs Dic 2002		March 2003 vs March 2002		
		Bolivars		Increase (decrease)	% of change	Increase (decrease)	% of change	US$ (1)
	(Million, except percentage)							
Total Assets	10,192,638	9,300,423	6,000,307	892,215	9.6%	4,192,331	69.9%	6,386
Investment Portfolio	4,542,473	3,915,906	2,189,760	626,567	16.0%	2,352,713	107.4%	2,846
Loan Portfolio	4,086,445	3,924,723	2,561,456	161,722	4.1%	1,524,989	59.5%	2,560
Other Assets	337,557	337,364	315,878	193	0.1%	21,679	6.9%	212
Deposits	7,989,937	7,358,524	4,603,884	631,413	8.6%	3,386,053	73.5%	5,006
Shareholders' Equity	1,002,144	914,277	662,691	87,867	9.6%	339,453	51.2%	628
Assets in Trust	3,339,563	2,572,092	1,974,588	767,471	29.8%	1,364,975	69.1%	2,092
Housing Mutual Fund	407,534	383,422	310,540	24,112	6.3%	96,994	31.2%	255
Assets Under Management (2)	66,712	68,291	58,483	(1,579)	(2.3)%	8,229	14.1%	42

(1) First quarter 2003 controlled exchange rate. Bs./US$ 1,596

(2) In addition, MERCANTIL manages other assets under trust contracts for US$ 700 millions, amount included in the Asset in Trust account



To facilitate understanding of financial performance in the first quarter of 2003, the following table shows the principal variations in operations in Venezuela, overseas operations, and translation effects. The translation effect reflects the changes in foreign currency at each period: exchange rates of Bs. 1,596/US$1 in March 2003 (controlled exchange rate), Bs. 1,399.50/US$1 in December 2002, and Bs. 898/US$1 in March 2002.

	MARCH 2003 - DECEMBER 2002								
	INCREASE (DECREASE) OPERATION IN BOLIVARS		INCREASE (DECREASE) OPERATION IN U.S. DOLLARS			BOLIVAR DEVALUATION EFECT		TOTAL INCREASE (DECREASE)	
	Bs.	%	US$	Bs.	%	Bs.	%	Bs.	%
	(In milions of bolivars and Thousands of U.S. dollars)								
Total Assets	283,617	4.7%	(53,778)	(85,830)	(1.4)%	694,428	11.6%	892,215	9.6%
Investments Portafolio	402,589	18.3%	(88,316)	(140,952)	(6.4)%	364,931	16.6%	626,567	16.0%
Loan Portafolio	(160,411)	(6.3)%	8,817	14,072	0.5%	308,061	12.0%	161,722	4.1%
Deposits	263,337	5.7%	(138,675)	(221,325)	(4.8)%	589,401	12.8%	631,413	8.6%

TOTAL ASSETS

The 4.7% growth of operations in Venezuela, vs. December 2002, was concentrated mainly in Banco Mercantil, C.A., which retained its position as the largest bank in the Venezuelan financial system, with a 14.5% Market share.


Assets by Location
(Total Bs. 10.192.638 million)
US$ 6.386 million
March 2003


5%
52%
43%
Venezuela
United States of America
Others

Assets by Currency
(Total Bs. 10.192.638 millon)
US$ 6.386 million
March 2003


60%
40%
Bolivars
US$


MERCANTIL

CASH AND DUE FROM BANKS AND INVESTMENT PORTFOLIO

In March 2003 the Central Bank of Venezuela (BCV) informed the institutions listed in its general register for securities trading that balances in "Liquidity absorption and injection operations" could henceforth not exceed 30% of their net liabilities.

This measure brought about an increase in Banco Mercantil's Cash holdings as of March 31, 2003, in view of the meager demand for credit and the regulatory and internal limits on diversification of investment portfolio.

The portfolio increase of 16,0% is mainly for the increase of holdings in Venezuelan Central Bank securities.

Total Investment in Securities Issued or Guaranteed by the Venezuelan Nation (excluding Central Bank securities) represents 0.5 times MERCANTIL's Equity (0.6 times at December 31, 2002) and 0.8 times Banco Mercantil equity(0,9 times at December 31,2002).

Below is a chart illustrating the distribution of the Investment Portfolio as of March 31, 2003 and December 31, 2002:

INVESTMENT PORTFOLIO DISTRIBUTION BY ISSUER


50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Venezuelan Gov.
BCV
Venezuelan Priv.
USA Gov.
USA Ag.
Int'l Priv.
MARCH 2003
DECEMBER 2002



In the table below, it is shown the investment portfolio distributed by issuer and currency:

Investment Portfolio Distribution

	Venezuelan Government	BCV	Venezuelan Private	US Government	US Government	Int'l Private	TOTAL	TOTAL Bs.
					(In millons)			
Banco Mercantil								
Bs.	450,794	890,000	14,652				1,355,446	1,355,446
US$			19	69	32	55	175	279,865
Commercebank								
US$				1,169	329	183	1,681	2,683,341
Seguros Mercantil and Others								
Bs.	29,684		9,068				38,752	38,752
US$	7		12	60		37	116	185,069
								4,542,473

LOAN PORTFOLIO

Banco Mercantil held onto its first rank in the Venezuelan financial system as far as Loan Portfolio is concerned as of March 31, 2003, with a 16.7% share of the credit market.

The loan portfolio's quality continued to be favorable, with Past-due and In-Litigation Loan Portfolio representing 5.5% of Gross Portfolio at Banco Mercantil, compared to an 8.3% figure for the Venezuelan financial system as a whole. The comparable indicator for Commercebank is 0.5%, and for MERCANTIL is 3.1%.

Over 94.3% of MERCANTIL's lending is Current (95.1% at December 31, 2002).

Annex II shows Loan Portfolio classified by economic activity, risk, geographic location, and maturity.

Loan Portfolio by Subsidiary
Total Bs. 4,086,445 millions
Total US$ 2,560 millions
(As of March 2003)


4.0%
34.4%
55.2%
6.4%

Banco Mercantil
Overseas agencies of Banco Mercantil
Commercebank N.A.
Holding Mercantil International and Others

DEPOSITS

Banco Mercantil in Venezuela held a 16.5% share of the Deposit market, putting it in first place in the national banking system as of March 31, 2003. Its share of Deposits and Investments assigned through liquid assets account and participations came to 14.8%.

The 4.8% contraction of deposits in overseas operations is attributable mainly to the suspension of currency trading in Venezuela (see New Measures in the Venezuelan Financial System), which has restricted exchange and transfers of foreign currency to Venezuelan customers' accounts abroad.

Deposits
Total Bs. 7,989,937 millions
Total US$ 5,006 million
March 2003


Demand Deposits 72%
35%
28%
37%

Cheking Accounts ■ Saving Accounts Time Deposits



SHAREHOLDERS´EQUITY

Equity grew by Bs. 87,867 million (9.6%) in the first quarter of 2003. This expansion was due mainly to the Bs. 51,756 million net income for the first quarter and the Bs. 43,263 million translation effect of net assets in overseas subsidiaries.

The equity to total assets ratio for MERCANTIL as of March 31, 2003 was 9.8%. The equity to risk weighted assets ratio was 20.6% in the same date following the CNV rules (20.6% under Basle rules). For Banco Mercantil, the equity to total assets ratio as of March 31, 2003 was 12.4% and the equity to risk weighted assets ratio was 19.9% following the Venezuelan Bank´s Superintendency rules. For Commercebank N.A., these ratios were 7.1% and 10.6% respectively, under Basle rules.

CORPORATE HIGHLIGHTS

Dividends

A dividend was paid on all Class A and B common shares outstanding on February 10, 2003, amounting to Bs. 8.00 per common share. It was approved at the Regular Shareholders Meeting of September 20, 2002 and was charged to accrued profit as of December 31, 2002.
Approval was given at the Regular Shareholders Meeting of February 26, 2003 to declare an ordinary cash dividend on all Class A and B common shares outstanding, through a charge on accrued profit as of December 31, 2002, at a rate of Bs. 8.00 per share, corresponding to the second, third, and fourth quarters of 2003, payable in May, August, and November 2003.
The Board of Directors was likewise authorized to declare Bs. 32,000 million of dividends in cash or stocks resulting from the capital increases carried out by making use of authorized capital, through a charge to accrued profit as of December 31, 2002. This dividend was to be distributed to the holders of the Class A and B common shares, in the amounts, with the frequency, and at the times determined by the Board, but prior to December 31, 2003.

Issuance of Obligations

The MERCANTIL Board of Directors was authorized at the February 26, 2003 Regular Board of Directors Meeting to carry out one or more issues of Obligations and/or Commercial Paper over a two-year period and to place them by Public or Private offering, in Venezuela or abroad, in the amount of up to US$ 100,000,000 or its bolivar equivalent. These Obligations are to mature in no less than 360 days nor more than 7 years; the Commercial Paper must mature in no less than 15 days and no more than 360 days.

Stock Repurchase Program

The Seventh Phase of the MERCANTIL Stock Repurchase Program under way since May 2000 was approved at the February 26, 2003 Regular Shareholders Meeting. A maximum price of Bs. 3,700 per share was stipulated for this phase, and it may be executed according to market and company conditions. It will have a six-month duration commencing March 21, 2003 and calls for the purchase of up to 15% of the subscribed and paid-up capital, including 36,233,457 Class A and B shares that have already been repurchased as of March 31, 2003, equivalent to 8,4% of the capital issued by MERCANTIL, of which 34,780,000 had been redeemed.

New President in Banco Mercantil Schweiz, AG.

At the Board of directors´ meeting held in march 2003, Mr. Thomas Krayenbuelh was appointed as the new President of Banco Mercantil Schweiz, AG.

Mercantil among the 60 biggest latinoamerican banks.

Banco Mercantil holds 57th place in the Softline Ranking of the 60th largest Latin American banks in 2002, compiled by Softline Consultores, C.A. Banco Mercantil holds first place among Venezuelan institutions, surpassing Banco Provincial (BBVA) and Banco de Venezuela (Santander Central Hispano).



NEW FINANCIAL MEASURES TAKEN IN VENEZUELA

Exchange Controls

On January 21, 2003, the Venezuelan government authorized the Ministry of Finance to establish, in conjunction with Banco Central de Venezuela (BCV), temporary measures aimed at restricting the convertibility of the Venezuelan bolivar and the transfer of funds out of the country; that same day, the Ministry of Finance and BCV announced the closure of the foreign exchange market in Venezuela and said that they would publish special new rules to regulate the foreign exchange market. The free exchange rate of the bolivar on January 20, 2003 was Bs 1,853/US$1.

On February 5, 2003, Banco Central de Venezuela (BCV) and the Ministry of Finance published the legal instruments describing the special new rules regulating the foreign exchange market in Venezuela, as a result of the measures aimed at restricting convertibility of the Venezuelan bolivar and the transfer of funds out of the country set out by the Venezuelan government and BCV. Article No. 6 of one of these legal instruments established the initial official exchange rates for the U.S. dollar of Bs 1,596/US$1 (purchase) and Bs 1,600/US$1 (sale).

Also, on February 5, 2003, the government created the Commission for the Administration of Foreign Currency (CADIVI) with the task of establishing the detailed rules and regulations and generally administering the exchange control regime.

CADIVI subsequently signed contracts with several Financial Institutions that will serve as intermediaries for the foreign exchange transactions to be authorized by decisions that CADIVI must publish. The decisions published in February, March, and April 2003 reflect a list of priorities for foreign exchange allocation prescribed by the National Government. To date these authorizations have been given primarily for imports in the health care and food sectors and for students overseas.

Central Bank of Venezuela Liquidity Absorption and Injection Operations

In March 2003 the Central Bank of Venezuela informed the institutions listed in its general register for trading in securities that "Liquidity absorption and injection operations" could henceforth not exceed 30% of their net liabilities.

This measure refers to banks' placements with the Central Bank in connection with temporary cash flow surpluses or deficits.



MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(Million)

	US$ (1)	Bolivars, except percentages			March 2003 vs Dic 2002		March 2003 vs March 2002	
ASSETS	03-31-03	03-31-03	12-31-02	03-31-02	Increase (decrease)	%	Increase (decrease)	%
CASH AND DUE FROM BANKS								
Cash	66	104,767	192,586	107,277	(87,819)	(45.6)%	(2,510)	(2.3)%
Banco Central de Venezuela	334	533,296	446,957	363,199	86,339	19.3%	170,097	46.8%
Venezuelan Banks and Other Financial Institutions	4	6,806	6,451	1,270	355	5.5%	5,536	435.9%
Foreign and Correspondent Banks	71	113,877	77,652	36,461	36,225	46.7%	77,416	212.3%
Pending Cash Items	63	100,713	35,429	69,894	65,284	184.3%	30,819	44.1%
Provision for Cash and Due from Banks	(1)	(1,079)	(829)	(1,029)	(250)	30.1%	(50)	4.9%
	538	858,380	758,245	577,072	100,135	13.2%	281,308	48.7%
INVESTMENT PORTFOLIO								
Investments in Trading Securities	13	21,285	13,928	30,027	7,357	52.8%	(8,742)	(29.1)%
Investments in Securities Available for Sale	1,793	2,861,383	2,575,771	1,373,897	285,612	11.1%	1,487,486	108.3%
Investments in Securities Held to Maturity	285	455,267	406,250	443,927	49,017	12.1%	11,340	2.6%
Share Trading Portfolio	43	68,932	72,341	41,924	(3,409)	(4.7)%	27,008	64.4%
Investments in Time Deposits and Placements	538	857,874	627,662	288,987	230,212	36.7%	568,887	196.9%
Restricted Investments	174	277,732	219,953	10,998	57,779	26.3%	266,734	2425.3%
	2,846	4,542,473	3,915,906	2,189,760	626,567	16.0%	2,352,713	107.4%
LOAN PORTFOLIO								
Current	2,537	4,049,327	3,907,467	2,541,396	141,860	3.6%	1,507,931	59.3%
Rescheduled	69	109,690	96,174	78,225	13,516	14.1%	31,465	40.2%
Past Due	68	108,876	73,330	82,182	35,546	48.5%	26,694	32.5%
In Litigation	16	26,101	31,314	15,351	(5,213)	(16.6)%	10,750	70.0%
	2,690	4,293,994	4,108,286	2,717,154	185,708	4.5%	1,576,840	58.0%
Allowance for Losses on Loan Portfolio	(130)	(207,549)	(183,563)	(155,698)	(23,986)	13.1%	(51,851)	33.3%
	2,560	4,086,445	3,924,723	2,561,456	161,722	4.1%	1,524,989	59.5%
INTEREST AND COMMISSIONS RECEIVABLE	63	100,094	92,565	81,312	7,529	8.1%	18,782	23.1%
LONG-TERM INVESTMENTS	8	13,049	14,009	9,794	(960)	(6.9)%	3,255	33.2%
ASSETS AVAILABLE FOR SALE	12	18,851	19,771	25,097	(920)	(4.7)%	(6,246)	(24.9)%
PROPERTY AND EQUIPMENT	148	235,789	237,841	239,938	(2,052)	(0.9)%	(4,149)	(1.7)%
OTHER ASSETS	212	337,557	337,364	315,878	193	0.1%	21,679	6.9%
TOTAL ASSETS	6,386	10,192,638	9,300,423	6,000,307	892,215	9.6%	4,192,331	69.9%

(1) 2003 Quarter end exchange controlled rate: Bs.1,596/US$ 1 2002 Quarter end exchange rate: Bs.893/US$ 1



MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(Million)

LIABILITIES AND SHAREHOLDERS' EQUITY	US$ (1)	Bolivars, except percentages			March 2003 vs Dic 2002		March 2003 vs March 2002	
	03-31-03	03-31-03	12-31-02	03-31-02	Increase (decrease)	%	Increase (decrease)	%
LIABILITIES								
DEPOSITS								
Non-interest Bearing	685	1,094,037	1,078,160	771,650	15,877	1.5%	322,387	41.8%
Interest-Bearing	1,142	1,823,074	1,436,861	1,527,567	386,213	26.9%	295,507	19.3%
Savings Deposits	1,738	2,774,230	2,610,307	811,180	163,923	6.3%	1,963,050	242.0%
Time Deposits	1,440	2,298,596	2,233,196	1,493,487	65,400	2.9%	805,109	53.9%
	5,006	7,989,937	7,358,524	4,603,884	631,413	8.6%	3,386,053	73.5%
DEPOSITS AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued by MSF	42	66,736	67,781	66,270	(1,045)	(1.5)%	466	0.7%
	42	66,736	67,781	66,270	(1,045)	(1.5)%	466	0.7%
FINANCIAL LIABILITIES								
Borrowings With Venezuelan Financial Institutions, Up to On	15	24,176	30,769	12,690	(6,593)	(21.4)%	11,486	90.5%
Borrowings With Venezuelan Financial Institutions, More Th	5	8,103	1,084	410	7,019	647.3%	7,693	1876.3%
Borrowings With Foreign Financial Institutions, Up to One Ye	20	32,539	58,865	73,063	(26,326)	(44.7)%	(40,524)	(55.5)%
Borrowings With Foreign Financial Institutions, More Than O	136	217,273	170,672	47,119	46,601	27.3%	170,154	361.1%
Borrowings Under Repurchase Agreements	3	4,277	3,377	9,887	900	26.7%	(5,610)	(56.7)%
Pasivos Financieros Indexados a Títulos Valores	21	34,021	29,929	2,791	4,092	13.7%	31,230	1119.0%
Other Borrowings, Up to One Year	17	27,469	35,783	35,955	(8,314)	(23.2)%	(8,486)	(23.6)%
Other Borrowings, More Than One Year	33	53,300	49,094	12,604	4,206	8.6%	40,696	322.9%
	251	401,158	379,572	194,519	21,586	5.7%	206,639	106.2%
INTEREST AND COMMISSION PAYABLE	17	27,475	24,925	25,695	2,550	10.2%	1,780	6.9%
OTHER LIABILITIES	358	571,556	437,918	387,073	133,638	30.5%	184,483	47.7%
SUBORDINATED DEBT	82	131,271	115,109	58,061	16,162	14.0%	73,210	126.1%
TOTAL LIABILITIES	5,757	9,188,133	8,383,829	5,335,502	804,304	9.6%	3,852,631	72.2%
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1	2,361	2,318	2,114	43	1.9%	247	11.7%
SHAREHOLDERS' EQUITY								
CAPITAL STOCK								
Paid-in Capital	37	59,344	62,344	58,648	(3,000)	(4.8)%	696	1.2%
CAPITAL INFLATION ADJUSTMENT	120	191,709	191,709	191,709	0	0.0%	0	0.0%
SHARE PREMIUM	40	63,570	63,570	63,569	0	0.0%	1	0.0%
CAPITAL RESERVE	101	161,614	161,614	161,244	0	0.0%	370	0.2%
NEGATIVE GOODWILL	0	0	0	0	0	0.0%	0	0.0%
TRANSLATION ADJUSTMENT OF NET ASSETS OF SUBSID	98	156,779	113,516	19,598	43,263	38.1%	137,181	700.0%
RETAINED EARNINGS	222	354,236	322,678	196,226	31,558	9.8%	158,010	80.5%
SHARES REPURCHASED HELD BY SUBSIDIARIES	(6)	(9,562)	(29,540)	(23,476)	19,978	(67.6)%	13,914	(59.3)%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	15	24,454	28,385	(4,827)	(3,931)	(13.8)%	29,281	(606.6)%
TOTAL SHAREHOLDERS' EQUITY	628	1,002,144	914,277	662,691	87,867	9.6%	339,453	51.2%
TOTAL LIABILITIES AND SHAREHOLDERS' E	6,386	10,192,638	9,300,423	6,000,307	892,215	9.6%	4,192,331	69.9%

(1) 2003 Quarter end exchange controlled rate: Bs.1.596/US$ 1. 2002 Quarter end exchange rate: Bs.893/US$ 1



MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED STATEMENT OF INCOME

UNAUDITED FIGURES

(Million of Bolivars, except percentages)

	Quarter ended on		Increase (decrease)	
	03-31-03	03-31-02	Bolivars	%
INTEREST INCOME				
Income from Cash and Due from Banks	4,643	7,856	(3,213)	(40.9)%
Income from Investment Securities	106,729	31,411	75,318	239.8%
Income from Loan Portfolio	172,454	131,915	40,539	30.7%
INTEREST INCOME	283,826	171,182	112,644	65.8%
INTEREST EXPENSE				
Interest for Demand and Savings Deposits	25,614	11,705	13,909	118.8%
Interest for Time Deposits	57,427	26,021	31,406	120.7%
Interest for Securities Issued by the Bank	5,730	5,603	127	2.3%
Interest on Financial Liabilities	7,300	4,848	2,452	50.6%
INTEREST EXPENSE	96,071	48,177	47,894	99.4%
GROSS FINANCIAL MARGIN	187,755	123,005	64,750	52.6%
PROVISION FOR LOSSES LOAN PORTFOLIO	48,747	19,579	29,168	149.0%
NET FINANCIAL MARGIN	139,008	103,426	35,582	34.4%
COMMISSIONS AND OTHER INCOME				
Trust Fund Operations	4,182	3,674	508	13.8%
Foreign Currency Transactions	2,688	6,039	(3,351)	(55.5)%
Commissions on Customer Account Transactions	13,880	14,521	(641)	(4.4)%
Commissions on Letters of Credit and Guarantees Granted	1,394	1,091	303	27.8%
Equity in Long-Term Investments	2,938	1,902	1,036	54.5%
Exchange Gains and Losses	38,935	18,110	20,825	115.0%
Income (Loss) on Sale of Investment Securities	7,647	(1,466)	9,113	(621.6)%
Other Income	23,546	17,295	6,251	36.1%
TOTAL COMMISSIONS AND OTHER INCOME	95,210	61,166	34,044	55.7%
INSURANCE PREMIUMS, NET OF CLAIMS				
TOTAL INSURANCE PREMIUMS, NET OF CLAIMS	6,108	5,250	858	16.3%
OPERATING INCOME	240,326	169,842	70,484	41.5%
OPERATING EXPENSES				
Salaries and employee benefits				
Depreciation, Property and Equipment Expenses, Amortization of	65,367	56,470	8,897	15.8%
Intangibles and Others	30,768	24,244	6,524	26.9%
Fees paid to regulatory agencies	5,015	3,864	1,151	29.8%
Other operating expenses	78,708	44,720	33,988	76.0%
TOTAL OPERATING EXPENSES	179,858	129,298	50,560	39.1%
INCOME BEFORE TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST	60,468	40,544	19,924	49.1%
TAXES				
Current	11,540	8,211	3,329	40.5%
Deferred	(2,912)	(1,507)	(1,405)	93.2%
TOTAL TAXES	8,628	6,704	1,924	28.7%
Minority interest	(84)	(108)	24	(22.2)%
NET INCOME	51,756	33,732	18,024	53.4%
NET INCOME IN US$ (1)	32	38	(5)	(14.1)%

(1) 2003 Quarter average exchange controlled rate: Bs.1,596/US$1. 2002 Quarter end exchange rate: Bs.893/US$1





ANNEX II

MERCANTIL SERVICIOS FINANCIEROS
CONSOLIDATED LOAN PORTFOLIO CLASSIFICATION

By Economic Activity

	31-3-03		12-31-02		03-31-02	
	(In millions of Bolivars, except percentages)					
Commercial	1,977,335	46.0%	1,782,411	43.4%	964,166	35.5%
Foreing trade	490,226	11.4%	387,907	9.4%	386,097	14.2%
Residential mortage	175,449	4.1%	175,953	4.3%	146,984	5.4%
Industrial	345,713	8.1%	409,160	10.0%	175,763	6.5%
Construction	490,064	11.4%	430,092	10.5%	318,422	11.7%
Consumer	168,722	3.9%	171,601	4.2%	184,084	6.8%
Services	209,790	4.9%	227,766	5.5%	181,937	6.7%
Agricultural	209,745	4.9%	218,030	5.3%	172,482	6.3%
Car loans	72,710	1.7%	83,698	2.0%	85,268	3.1%
Other	154,240	3.6%	221,669	5.4%	101,951	3.8%
	4,293,994	100.0%	4,108,286	100.0%	2,717,154	100.0%

By Maturity

	03-31-03		12-31-02		03-31-02	
	(In millions of Bolivars, except percentages)					
Up to six months	2,145,552	50.0%	2,116,549	51.5%	1,503,492	55.3%
Six months to one year	362,420	8.4%	394,658	9.6%	311,412	11.5%
One to two years	351,572	8.2%	319,288	7.8%	160,958	5.9%
Two to three years	290,258	6.8%	262,575	6.4%	140,029	5.2%
Three to four years	247,382	5.8%	237,215	5.8%	156,472	5.8%
Four to five years	211,072	4.9%	166,009	4.0%	102,704	3.8%
Over five years	685,738	16.0%	611,992	14.9%	342,087	12.6%
	4,293,994	100%	4,108,286	100%	2,717,154	100%

By Geographical Location of the Debtor

	03-31-03		12-31-02		03-31-02	
	(In millions of Bolivars, except percentages)					
Venezuela	1,904,936	44.0%	2,109,484	51.3%	1,559,982	57.0%
United States of America	1,762,543	41.0%	1,426,917	34.7%	756,066	27.8%
Mexico	220,410	5.1%	177,206	4.3%	106,107	3.9%
Colombia	75,619	1.8%	69,119	1.7%	53,584	2.0%
Brazil	177	0.0%	0	0.0%	66,842	2.5%
Peru	20,208	0.5%	32,033	0.8%	42,321	1.6%
Dominican Republic	48,609	1.1%	51,786	1.3%	37,641	1.4%
Argentina	749	0.0%	18	0.0%	0	0.0%
Other countries	260,743	6.1%	241,722	5.8%	94,611	3.5%
	4,293,994	100%	4,108,286	100%	2,717,154	101%

By Type of Risk

	03-31-03		12-31-02		03-31-02	
	(In millions of Bolivars, except percentages)					
Normal	3,726,950	86.8%	3,636,940	88.5%	2,340,087	86.1%
Potential	212,203	4.9%	201,115	4.9%	148,698	5.5%
Real	270,596	6.3%	186,107	4.5%	146,226	5.4%
High	77,644	1.8%	74,552	1.8%	72,097	2.7%
Unrecoverable	6,601	0.2%	9,572	0.1%	10,046	0.4%
	4,293,994	100%	4,108,286	100.8%	2,717,154	100%



BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
(According to rules issued by CNV) (1)
UNAUDITED CONSOLIDATED FIGURES

Bolivars, except percentages

SUMMARY OF BALANCE SHEET	US$ (2) 03-31-03	03-31-03	12-31-02	03-31-02	March 2003 vs Dic 2002 Increase (decrease)	%	March 2003 vs March 2002 Increase (decrease)	%
				(Million)				
ASSETS								
Cash and Due from Banks	502	800,773	696,152	549,000	104,621	15.0%	251,773	45.9%
Investments Portfolio	1,045	1,667,592	1,235,773	539,578	431,819	34.9%	1,128,014	209.1%
Loan Portfolio	1,047	1,670,346	1,869,908	1,499,984	(199,562)	(10.7)%	170,362	11.4%
Properties and Equipment and Other Assets	305	487,397	482,419	506,423	4,978	1.0%	(19,026)	(3.8)%
TOTAL ASSETS	2,899	4,626,108	4,284,251	3,094,985	341,857	8.0%	1,531,123	49.5%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2,232	3,561,562	3,294,182	2,233,930	267,380	8.1%	1,327,632	59.4%
Financial Liabilities and Other Liabilities	294	468,980	414,010	347,889	54,970	13.3%	121,091	34.8%
TOTAL LIABILITIES	2,525	4,030,542	3,708,192	2,581,819	322,350	8.7%	1,448,723	56.1%
SHAREHOLDERS' EQUITY	373	595,566	576,060	513,166	19,506	3.4%	82,400	16.1%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	2,899	4,626,108	4,284,251	3,094,985	341,857	8.0%	1,531,123	49.5%

SUMMARY OF STATEMENT OF INCOME	US$ (3) 03-31-03	Quarter ended on 03-31-03	Quarter ended on 03-31-02	March 2003 vs March 2002 Increase (decrease)	%
	(Million)	(Million of Bolivars, except percentages)			
Interest Income	142	226,754	142,825	83,929	58.8%
Interest Expense	52	83,363	40,876	42,487	103.9%
Gross Financial Margin	90	143,391	101,949	41,442	40.6%
Provision for Losses on Loan Portfolio	25	40,575	16,663	23,912	143.5%
Net Financial Margin	65	102,816	85,286	17,530	20.6%
Commissions and Other Income	41	65,693	43,911	21,782	49.6%
Operating Income	106	168,509	129,197	39,312	30.4%
Operating Expenses	84	133,670	103,080	30,590	29.7%
Minority Interest	22	34,839	26,117	8,722	33.4%
Taxes	2	2,925	3,445	(520)	(15.1)%
NET INCOME	20	31,914	22,672	9,242	40.8%
NET INCOME IN US$ (3)		20	14	6	40.8%

(1) These financial statements are presented according to CNV rules (see page 3), reflecting Banco Mercantil's contribution to MERCANTIL Results

(2) 2003 Quarter end exchange controlled rate: Bs.1,596/US$1 2002 Quarter end exchange rate: Bs.893/US$1

(3) 2003 Quarterly average exchange controlled rate: Bs.1,596/US$1 2002 Quarterly average exchange rate: Bs.898/US$1

Banco Mercantil Operations in Venezuela Ratios	System average	31-03-03	31-03-02
Gross financial margin / Average assets	14.6%	17.3%	21,80%
Return on average assets (ROA)	5.6%	4,3%	5.2%
Return on average equity (ROE)	33.8%	30,9%	35,4%
Non performing loans / Gross loans	8.3%	5,5%	5,5%
Allowance for Loan losses / Non performing loans	132.8%	135,9%	140,1%
Operating expenses / average total assets	10.5%	12.6%	12,3%

RECONCILIATION OF HISTORIC PROFIT WITH CONTRIBUTION TO MERCANTIL'S FINANCIAL RESULTS

	Quarter ended on (Millions of Bolivars) 31-03-03	31-03-02
Historical profit (5)	39,690	35,982
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see page 3)	(2,052)	(2,845)
Interest Publicly traded debt securities issued by MERCANTIL	(5,724)	(5,603)
Dividends and exchange adjustments for preferred Stocks	-	(4,862)
	31,914	22,672

(5) Considering criteria of the Superintendency of Banks in Venezuela



COMMERCEBANK HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
(According to rules issued by CNV) (1)

UNAUDITED CONSOLIDATED FIGURES

SUMMARY BALANCE SHEET	US$ (2)	Bolivars, except percentages			March 2003 vs Dic 2002		March 2003 vs March 2002	
	03-31-03	03-31-03	12-31-02	03-31-02	Increase (decrease)	% of change	Increase (decrease)	% of change
		(Million)						
ASSETS								
Cash and Due from Banks	54	86,092	58,386	34,263	27,706	47.5%	51,829	151.3%
Investments Securities	1,681	2,683,341	2,398,457	1,252,349	284,884	11.9%	1,430,992	114.3%
Loan Portfolio	1,414	2,256,559	1,928,495	986,604	328,064	17.0%	1,269,955	128.7%
Properties and Equipment and Other Assets	59	94,796	76,209	52,518	18,587	24.4%	42,278	80.5%
TOTAL ASSETS	3,209	5,120,788	4,461,547	2,325,734	659,241	14.8%	2,795,054	120.2%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2,742	4,376,397	3,909,809	2,039,078	466,588	11.9%	2,337,319	114.6%
Financial Liabilities and Other Liabilities	312	497,659	342,700	182,072	154,959	45.2%	315,587	173.3%
TOTAL LIABILITIES	3,054	4,874,056	4,252,509	2,221,150	621,547	14.6%	2,652,906	119.4%
SHAREHOLDERS' EQUITY	155	246,732	209,038	104,584	37,694	18.0%	142,148	135.9%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	3,209	5,120,788	4,461,547	2,325,734	659,241	14.8%	2,795,054	120.2%

SUMMARY STATEMENT OF INCOME	US$ (3)	Quarter ended on		Increase (decrease)	% of change
	03-31-03	03-31-03	03-31-02		
	(Million)	(Million of Bolivars, except percentages)			
Interest Income	34	53,911	24,925	28,986	116.3%
Interest Expense	7	11,137	6,422	4,715	73.4%
Gross Financial Margin	27	42,774	18,503	24,271	131.2%
Provision for Losses on Loan Portfolio	5	7,820	2,695	5,125	190.2%
Net Financial Margin	22	34,954	15,808	19,146	121.1%
Commissions and Other Income	4	6,165	2,965	3,200	107.9%
Operating Income	26	41,119	18,773	22,346	119.0%
Operating Expenses	16	25,653	11,124	14,529	130.6%
Income before Taxes, Extraordinary Item and Minority Interest	10	15,466	7,649	7,817	102.2%
Taxes	3	5,513	2,947	2,566	87.1%
NET INCOME	6	9,953	4,702	5,251	111.7%
NET INCOME IN US$ (2)		6	3	3	111.7%

(1) These financial statements are presented according to CNV rules (see page 2), reflecting Commercebank contribution to MSF's Results

(2) 2003 Quarter end exchange controlled rate: Bs.1.596/USS 1. 2002 Quarter end exchange rate: Bs.898/USS 1

Commercebank Holding Corporation Ratios	Quarter 03-31-2003	USA System (5) Local Peer	Florida
Gross financial margin / Average assets	3.7%	4.0%	4.3%
Return on average assets (ROA)	0.8%	1.2%	0.9%
Return on average equity (ROE)	18.6%	13.1%	9.8%
Non performing loans / Gross loans	0.5%	1.5%	0.9%
Allowance for losses on loan portfolio / Non performing loans	323.6%	492.0%	130.0%
Allowance for losses on loan portfolio / Gross loans	1.8%	1.5%	1.2%
Operating expenses / average total assets	2.2%	2.7%	3.2%

(4) Annualized

(5) Based on December 2002 figures



ANNEX IV

MERCANTIL SERVICIOS FINANCIEROS
Financial Ratios Summary

	US$	Quarter ended on	
	03-31-03	03-31-03	03-31-02
Net income in millions of Bolivars (1)	32	51,756	33,732
Per share data:			
Class "A" share:			
Number of shares outstanding (2)		215,131,212	203,846,425
Market Price in Bs. (3)	0.85	1,355.0	1,225.0
Average daily volume (# of Shares)		68,482	58,340
Market Price / Book value per share		0.53	0.7
Market Price / Earnings per share		10.3	13.3
Dividends received in Cash / Market price		0.6%	0.6%
Class "B" share:			
Number of shares outstanding (2)		179,092,666	163,327,562
Market Price in Bs. (3)	0.78	1,250	1,120
Average daily volume (# of Shares)		21,893	69,918
Market Price / Book value per share		0.49	0.6
Market Price / Earnings per share		9.52	12.2
Dividends received in Cash / Market price		0.6%	0.6%
Book value per share in Bs. (Equity / # of shares outstanding) (4) (3)	1.59	2,542	1,805
Earnings per share in Bs. (1) (4)	0.08	131.3	91.9
Market Capitalization in million (3)	340.41	543,295	432,639
Profitability Ratios:			
Gross financial margin / Average interest earning assets (5)		9.3%	10.8%
Commissions and other income as a percentage of Total income		32.9%	32.3%
Return on average assets (ROA) (5)		2.1%	2.3%
Return on average equity (ROE) (5)		23.4%	22.9%
Efficiency Ratios:			
Operating expenses / Total income		60.5%	66.2%
Operating expenses / Average assets average (5)		7.4%	8.6%
Liquidity Ratios:			
Cash and due from banks / Deposits		10.7%	12.5%
Cash and due from banks and Investments Portfolio / Deposits		67.6%	60.1%
Loan Portfolio / Deposits		53.7%	59.0%
Asset Quality Ratios:			
Non performing loans/ Gross loans		3.1%	3.6%
Allowance for loan losses / Non performing loans		153.8%	159.6%
Allowance for loan losses / Gross loans		4.8%	5.7%
Other Ratios:			
Number of branches (6)		348	361
Number of employees (7)		8,143	8,794
Number of ATMs		713	740
Number of points of sale (POS)		9,188	10,029
Exchange rate Bs./US$ 1		1,596	893
Inflation for the last 12 months		34.1%	17.9%
Capital Adequacy Ratios:			
Shareholders'equity / Total assets		9.8%	11.0%
CNV			
Risk based capital (minimum required 8%)		20.6%	18.8%
Core capital (minimum required 4%)		16.7%	15.8%
BIS (8)			
Risk based capital BIS		20.6%	18.8%

(1) 2003 average exchange rate: Bs.1,596/USS1

(2) Outstanding shares, less repurchased shares

(3) Quarter - end exchange rate: Bs.1,596./USS1

(4) Based on the weighted-average number of shares 349,419,692 as of 3-31-2003 and 375,204,690 as of 3-31-2002

(5) Annualized

(6) On the total, 321 in March 2003 and 340 in March de 2002 belong to Venezuela

(7) On the total 7,540 in march 2003 and 7,293 March 2002 belong to Venezuela

(8) According with Basilea Standars





ANNEX V

VENEZUELAN ECONOMIC INDICATORS

Venezuela's Key Indicators

	YEARS		QUARTERS									
	2,001	2,002	I 01	II 01	III 01	IV 01	I 02	II 02	III 02	IV 02	I 03	
Gross Domestic Product (% Change) [1]												
Total	2.8	(8.9)	4.0	3.1	3.3	0.9	(3.8)	(9.1)	(5.6)	(16.7)	N.D.	
Oil activities	(0.9)	(12.6)	3.6	(1.3)	(0.5)	(5.0)	(7.6)	(15.9)	(1.6)	(25.5)	N.D.	
Non-Oil activities	4.0	(6.5)	4.1	4.7	4.1	3.1	(2.0)	(5.7)	(5.5)	(12.4)	N.D.	
Consumer Price Index (% Change) [2]	12.3	31.2	9.0	15.5	14.3	10.5	31.3	23.2	51.0	21.3	43.2	
Unemployment Rate (% Change) [3]	12.8	N.D.	14.2	13.3	13.4	12.1	15.3	15.6	16.3	16.0	N.D.	
Monetary Liquidity (% Change) [1]	4.2	15.3	22.0	14.8	11.2	4.2	(3.7)	3.1	9.1	15.3	27.8	(4)
Interest Rates (Period end) (%) [4]												
Six Main Commercial and Universal Banks												
Loan rate	25.6	37.1	21.1	23.4	35.9	27.7	55.8	35.2	30.7	33.9	30.4	(6)
Average loan rate	2.4	3.9	2.8	2.2	2.1	2.3	3.1	3.7	4.4	5.4	6.2	(6)
90 days time deposits rate	14.1	28.3	11.3	13.6	19.4	19.5	44.4	28.1	23.2	26.1	17.5	(6)
Exchange Rate												
Period ended (Bs/US$) (Bid rate)	762.0	1,397.8	706.8	717.8	742.0	762.0	890.5	1,315.5	1,471.5	1,397.8	1,596.0	
Annual average exchange rate: Bs./US$	722.7	1,158.9	701.6	712.7	731.0	745.4	856.1	1,002.5	1,383.7	1,378.8	1,627.9	
Depreciation (%) [2]	9.1	83.4	4.7	6.4	14.2	11.2	86.5	376.2	56.6	(18.6)	70.0	
External Sector (million of US$)												
Trade Balance [5]	9,335.0	13,939.0	3,335.0	2,669.0	2,318.0	1,013.0	2,041.0	3,195.0	5,221.0	3,482.0	N.D.	
Oil Exports	21,574.0	21,311.0	6,029.0	5,816.0	5,699.0	4,030.0	4,353.0	5,144.0	6,910.0	4,904.0	N.D.	
Non-Oil Exports	5,152.0	4,908.0	1,270.0	1,296.0	1,315.0	1,271.0	1,126.0	1,329.0	1,343.0	1,110.0	N.D.	
Imports	17,391.0	12,280.0	3,964.0	4,443.0	4,696.0	4,288.0	3,438.0	3,278.0	3,032.0	2,532.0	N.D.	
Banco Central de Venezuela Intl. Res. (million US$)	12,296.0	12,003.0	14,865.0	13,425.0	12,009.0	12,295.0	9,442.0	11,015.0	11,482.0	12,003.0	13,776.0	
FIEM	6,227.0	2,857.0	6,036.0	6,567.0	7,081.0	6,227.0	5,587.0	4,127.0	3,344.0	2,857.0	1,406.0	
Oil Export Average Price (US$/b)	20.2	22.2	21.9	22.4	21.3	15.8	17.5	22.8	24.4	24.0	29.0	
Central Government (billion of Bs) [6]												
Ordinary Income	16,444.5	20,201.0	3,650.0	4,868.6	4,221.6	3,704.3	3,087.1	5,378.6	5,483.3	6,252.0	N.D.	
Oil Income	8,409.7	11,256.3	1,662.5	2,941.2	2,218.4	1,587.6	998.2	3,212.8	3,230.6	3,814.7	N.D.	
Non-Oil Income	8,034.8	8,944.7	1,987.5	1,927.4	2,003.2	2,116.7	2,088.9	2,165.8	2,252.7	2,437.3	N.D.	
Ordinary Expenditures [7]	21,079.8	21,890.7	4,172.9	5,119.0	6,029.1	5,758.8	3,704.3	5,073.5	6,374.0	6,738.9	N.D.	

(1) Changes are related to the same period of the previous year
(2) Annual figures. Annualized quartely figures
(3) Annual figures are related to second semester figures
(4) Figures as of December 27 2002
(5) Annual figures are obtained from weighted averages
(6) Balance of Payment disclosed by Central Bank of Venezuela
(7) Excludes public debt amortization
N.D.: Non available
FIEM: Investment Fund for Macroeconomic Stabilization
Source: Banco Central de Venezuela (BCV), Central Office of Statistics and Information (INE), Ministry of Energy and Mines (MEM), Ministry of Finance (MF) and own calculations